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RECD S.E.C.
FEB 28 2005
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Kearny Street
(No. and Street)

San Francisco	California	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Danton — (415) 636-3488
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 20..
THOM...
FINANC...

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RECD S.E.C.

FEB 28 2005

Charles Schwab & Co., Inc.

(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act Of 1934)

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the Company) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2005

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004 (In millions, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 889
Cash and investments segregated and on deposit for federal or other regulatory purposes [(1)] (including resale agreements of $13,102)	19,089
Receivables from brokers, dealers and clearing organizations	478
Receivables from brokerage clients — net	9,833
Securities owned — at market value (including securities pledged of $8)	385
Equipment, office facilities and property — net	710
Other assets	308
Total	$ 31,692
Liabilities and Stockholder's Equity	
Drafts payable	$ 361
Payables to brokers, dealers and clearing organizations	1,468
Payables to brokerage clients	27,083
Accrued expenses and other liabilities	584
Payables to affiliates	20
Long-term debt	134
Total liabilities	29,650
Subordinated borrowings from The Charles Schwab Corporation	220
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	564
Retained earnings	1,258
Total stockholder's equity	1,822
Total	$ 31,692

(1) Amount included represents actual balance on deposit, whereas cash and investments required to be segregated for federal or other regulatory purposes were $19,118 million, including $200 million of related-party resale agreements. On January 4, 2005, Charles Schwab & Co., Inc. deposited $426 million into its segregated reserve bank accounts.

See Notes to Consolidated Statement of Financial Condition.

1. Significant Accounting Policies

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly-owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with 236 domestic branch offices in 43 states, as well as a branch in the Commonwealth of Puerto Rico.

Basis of presentation — The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Such estimates relate to capitalized development costs for internal-use software; useful lives of equipment, office facilities, and property; valuation of goodwill; valuation of employee stock options; fair value of financial instruments; allowance for doubtful accounts of brokerage clients; future tax benefits; restructuring reserves; and legal reserves. Actual results could differ from such estimates. All material intercompany balances and transactions between Schwab and its wholly-owned subsidiaries have been eliminated in consolidation.

Securities transactions — Clients' securities transactions are recorded on the date that they settle, while the related commission revenues and expenses are recorded on the date that the trade occurs. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents — The Company considers all highly liquid investments including interest-bearing deposits with banks, commercial paper and money market funds, with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Cash and investments segregated and on deposit for federal or other regulatory purposes consist primarily of securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. government securities, and certificates of deposit. Resale agreements are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains possession of collateral (U.S. government securities) with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by Schwab, with additional collateral obtained when necessary. Certificates of deposit are recorded at market value.

Securities borrowed and securities loaned — Securities borrowed require Schwab to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers and clearing organizations. For securities loaned, Schwab receives collateral in the form of cash in an amount generally equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers and clearing organizations. Schwab monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary.

Receivables from brokerage clients are stated net of allowance for doubtful accounts of $1 million at December 31, 2004. Cash receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Securities owned include SchwabFunds® money market funds, equity, fixed income, and other securities, and equity and bond mutual funds and are recorded at estimated fair value.

Equipment, office facilities and property — Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of three to ten years. Buildings are depreciated on a straight-line basis over twenty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal-use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities and property are stated at cost net of accumulated depreciation and amortization of $1.3 billion at December 31, 2004, except for land, which is stated at cost. Equipment, office facilities and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Estimated fair value of financial instruments — Substantially all of Schwab's financial instruments are recorded at estimated fair value or amounts that approximate fair value. The fair value of securities and subordinated borrowings are estimated using quoted market prices and discounted cash flow analyses utilizing discount rates currently available for similar instruments. Other equity securities where quoted market prices are not available are initially recorded at cost. The carrying value of such securities is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by listed market prices or transactions which directly affect the value of such securities.

Income taxes — The Company is included in the consolidated federal income tax return of CSC. Each entity included in the consolidated income tax return computes income tax expense as though it filed a separate income tax return. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes, using currently enacted tax law.

Stock-based compensation — Schwab applies Accounting Principles Board Opinion (APB) No. 25 — Accounting for Stock Issued to Employees, and related interpretations, in accounting for CSC's stock-based employee compensation plans. Because CSC grants stock option awards at market value, there is no compensation expense recorded when the awards are granted. Expense is recognized if the original terms of an award are substantially modified, which has occurred in connection with restructuring and severance activities. CSC changed its option pricing model from the Black-Scholes model to a binomial model for all options granted on or after January 1, 2004. Had compensation expense for CSC's stock option awards been determined based on the Black-Scholes or binomial fair value at the grant dates for awards under those plans consistent with the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123 – Accounting for Stock-Based Compensation, Schwab would have recorded additional compensation expense and a corresponding decrease in retained earnings .

2. Restructuring

2004 Cost Reduction Effort

In the second quarter of 2004, CSC commenced a firm-wide cost-reduction effort designed to mitigate the financial impact of its pricing changes and to strengthen its productivity and efficiency. The goals of this effort include eliminating work that is not essential to meeting client service standards or CSC's ongoing operating needs, reengineering work processes to maximize productivity, minimizing organizational complexity through functional streamlining, and addressing business unit performance. During 2004, Schwab reallocated certain client service functions from its Orlando regional telephone service center to other centers. Schwab also closed or consolidated 111 branch offices, began opening smaller satellite offices in selected locations, and took steps to streamline its technology organization. Additionally, Schwab reduced its operating facilities, primarily by exiting certain administrative office space in California.

During 2004, Schwab reduced full-time equivalent employees by approximately 1,500 through mandatory staff reductions.

The remaining workforce restructuring reserve related to the 2004 cost reduction effort at December 31, 2004 was $43 million. Schwab expects to substantially utilize the remaining workforce reduction reserve through cash payments for severance pay and benefits over the respective severance period through 2006.

The remaining facilities restructuring reserve related to the 2004 cost reduction effort at December 31, 2004 was $53 million. Schwab expects to substantially utilize the remaining facilities reduction reserve through cash payments for severance pay and benefits over the net lease expense over the respective lease terms through 2014.

2003, 2002, and 2001 Initiatives

CSC's 2003, 2002, and 2001 restructuring initiatives included workforce reductions, reductions in operating facilities, and the removal of certain systems hardware, software and equipment from service. These initiatives reduced operating expenses and adjusted CSC's organizational structure to help improve productivity, enhance efficiency, and increase profitability.

The remaining workforce restructuring reserve related to the 2003, 2002, and 2001 restructuring initiatives at December 31, 2004 was $1 million. Schwab expects to substantially utilize the remaining workforce reduction reserve through cash payments for severance pay and benefits over the respective severance period through 2005.

The remaining facilities restructuring reserve related to the 2003, 2002, and 2001 restructuring initiatives at December 31, 2004 was $99 million. Schwab expects to substantially utilize the remaining facilities reduction reserve through cash payments for the net lease expense over the respective lease terms through 2013.

3. Discontinued Operations

On October 29, 2004, CSC completed the sale of its capital markets business to UBS Securities LLC and UBS Americas Inc. (collectively referred to as UBS). Pursuant to the purchase agreement, UBS acquired all of the partnership interests of Schwab Capital Markets L.P. and all of the outstanding capital stock of SoundView Technology Group, Inc. (collectively referred to as Schwab Soundview Capital Markets, or SSCM) for $265 million in cash. At closing, CSC and Schwab entered into eight-year order routing and execution services agreements with UBS for the handling of Schwab's equity and listed options order flow.

4. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $9.8 billion at December 31, 2004. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated statement of financial condition.

5. Securities Owned

A summary of securities owned at December 31, 2004 is as follows:

SchwabFunds® money market funds	$ 285
Equity, fixed income, and other securities	81
Equity and bond mutual funds	19
Total securities owned	$ 385

Schwab's positions in SchwabFunds money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Fixed income securities are held to meet clients' trading activities. Equity and bond mutual funds include inventory maintained to facilitate certain SchwabFunds and third-party mutual fund clients' transactions.

Securities sold, but not yet purchased, of $16 million consist primarily of mutual fund shares that are distributed to clients to satisfy their dividend reinvestment requests. These securities are recorded at market value in accrued expenses and other liabilities.

6. Payables to Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations consist primarily of securities loaned of $1.4 billion at December 31, 2004. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

7. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts. At December 31, 2004, Schwab was paying interest at 1.2% on $23.9 billion of cash balances in brokerage client accounts, which were included in payables to brokerage clients.

8. Borrowings

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of eight banks totaling $831 million at December 31, 2004. CSC has access to $781 million of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. There were no borrowings outstanding under these lines at December 31, 2004.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with nine banks in favor of the OCC aggregating $630 million at December 31, 2004. Schwab pays a fee to maintain these arrangements. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging letters of credit (LOCs), in favor of these brokerage clients, that are guaranteed by multiple banks. At December 31, 2004, the outstanding value of these LOCs totaled $52 million. No funds were drawn under these LOCs at December 31, 2004.

Upon adoption of Financial Accounting Standards Board Interpretation (FIN) No. 46 – Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 – Consolidated Financial Statements, in the first quarter of 2003, the Company consolidated a special purpose trust (Trust) into a Schwab subsidiary and recorded a note payable of $235 million. This Trust was formed in 2000 to finance the acquisition and renovation of an office building and land. In June 2004, the Company exercised its option to purchase this property from the Trust and repaid $99 million of the note payable. Simultaneously, the Company completed a transaction on this property with American Financial Realty Trust, a publicly-traded real estate investment trust, resulting in proceeds of $136 million, which was used to repay the remainder of the note payable, and a 20-year lease. This transaction was accounted for as a financing. The remaining lease financing liability of $134 million, at December 31, 2004, is being reduced by a portion of the lease payments over the 20-year term. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned Schwab subsidiary; and accordingly such amounts are not included in the computation of Schwab's net capital.

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes, provides for interest at variable or fixed rates at Schwab's option, and is scheduled to expire in September 2005. At December 31, 2004, there were $220 million of subordinated borrowings outstanding under this facility bearing interest at a weighted-average rate of 7.4%. The fair value of total subordinated borrowings at December 31, 2004 approximated their carrying amounts.

Subordinated borrowings are included in Schwab's net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "12 — Regulatory Requirements").

9. Related Party Transactions

At December 31, 2004, payables to affiliates of $20 million are payable on demand and certain payables to affiliates bear interest at variable rates (2.2% at December 31, 2004). At December 31, 2004, receivables from affiliates, which were included in other assets, were $7 million.

Schwab provides administrative services for Charles Schwab Investment Management, Inc., U.S. Trust Corporation (U.S. Trust) and some of its other affiliates. Schwab pays to an affiliate management fees for recordkeeping and administrative services provided with respect to Schwab's retirement plan services business.

Schwab provides recordkeeping and administrative services to U.S. Trust and Charles Schwab Bank, N.A. (Schwab Bank) relating to sweep money market deposit accounts that are offered to Schwab's brokerage clients who have excess cash in their brokerage accounts. At December 31, 2004, these sweep deposit balances totaled $4.6 billion. Clients of certain affiliates transact certain brokerage business with Schwab. In addition, Schwab provides services to Schwab Bank to support Schwab Bank's daily operations.

U.S. Trust provides Schwab with custody services for its clients' investments in securities from the U.S. Government and its agencies. U.S. Trust charges Schwab management fees for providing these custody services.

CSC has assumed Schwab's responsibilities and obligations under a real estate lease for property principally used by CSC, in which Schwab is the lessee.

Schwab also engages in intercompany resale agreements with U.S. Trust. At December 31, 2004, Schwab had $200 million in resale agreements outstanding with U.S. Trust. At December 31, 2004, the market value of collateral received in connection with these resale agreements was $205 million.

10. Taxes on Income

Other assets include net deferred tax assets of $78 million at December 31, 2004, which was comprised of deferred tax assets of $162 million, partially offset by deferred tax liabilities of $84 million. Deferred tax assets are primarily attributable to reserves and allowances of $108 million and deferred compensation of $42 million. Deferred tax liabilities are primarily attributable to capitalized internal-use software development costs of $52 million and depreciation and amortization of $22 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2004 was necessary.

11. Employee Benefit and Incentive Plans

Retirement Plans — Eligible employees of Schwab who have met certain service requirements may participate in CSC's qualified retirement plan, the SchwabPlan® 401(k) Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

Stock Option Plans — CSC's stock incentive plans provide for granting options to employees, officers, and directors of Schwab. Options are granted for the purchase of

shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest over a three- to four-year period from the date of grant. In 2004, CSC granted 16 million options to employees, officers and directors of Schwab.

Restricted Stock and Long-term Incentive Plans — CSC's stock incentive plans provide for granting restricted stock awards to employees and officers of Schwab. Restricted stock awards are restricted from transfer or sale and generally vest over a four-year period, but some vest based upon CSC achieving certain financial or other measures.

CSC also awards eligible officers of Schwab long-term incentive plan (LTIP) units and restricted stock under a long-term incentive program. These awards are restricted from transfer or sale and generally vest over a three- to four-year period. The cash payout of the LTIP units at the end of the vesting period is based upon CSC achieving certain cumulative earnings per share levels.

12. Regulatory Requirements

Schwab is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the Rule) and computes net capital under the alternative method permitted by this Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. At December 31, 2004, 2% of aggregate debit balances was $205 million, which exceeded the minimum dollar requirement for Schwab of $1 million. At December 31, 2004, Schwab's net capital was $1.2 billion (12% of aggregate debit balances), which was $1.0 billion in excess of its minimum required net capital and $723 million in excess of 5% of aggregate debit balances. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

Pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, Schwab had a portion of its cash and investments segregated for the exclusive benefit of clients at December 31, 2004.

Certain broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2004.

13. Commitments and Contingent Liabilities

Operating leases and other commitments — Schwab has noncancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The future minimum rental commitment under the lease is $19 million at December 31, 2004. The agreement includes two additional five-year extension options which may be exercised at prevailing market rates.

Future minimum rental commitments under these leases at December 31, 2004, including the commitment on the lease agreement with an affiliate, net of committed subleases, are as follows:

	Operating Leases (1)	Subleases (1)	Net
2005	$ 149	$ (21)	$ 128
2006	125	(18)	107
2007	122	(17)	105
2008	96	(15)	81
2009	92	(14)	78
Thereafter	410	(15)	395
Total	$ 994	$ (100)	$ 894

(1) Amounts include facilities under CSC's restructuring initiatives. For further discussion, see note "2 – Restructuring."

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor.

CSC has entered into various credit agreements with banks with terms that require Schwab to maintain specified minimum levels of net capital, as defined in the agreements.

Guarantees — Schwab has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. Schwab satisfies the margin requirements by arranging LOCs, in favor of the clearing houses, that are guaranteed by multiple banks. At December 31, 2004, the outstanding value of these LOCs totaled $630 million. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, that are guaranteed by multiple banks. At December 31, 2004, the outstanding value of these LOCs totaled $52 million. No funds were drawn under these LOCs at December 31, 2004.

Schwab also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

Legal contingencies — The Company and its affiliates have been named in various legal proceedings arising from the conduct of its business. Some of these legal actions include claims for substantial damages or unspecified damages. The Company believes it has strong defenses and is vigorously contesting such actions. The Company is also involved, from time to time, in investigations and proceedings by regulatory and other governmental agencies, which may result in adverse judgments, fines or penalties. It is inherently difficult to predict the ultimate outcome of these legal and regulatory matters, particularly in cases in which claimants seek substantial or unspecified damages, and a substantial judgment, settlement or penalty could be material to the Company's financial condition for a particular future period. However, based on current information, it is the opinion of management, after consultation with counsel, that the resolution of these matters will not have a material adverse impact on the financial condition of the Company.

14. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk.

Securities lending — Client securities may be loaned temporarily to other brokers in connection with Schwab's securities lending activities. Schwab receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned, and by requiring additional cash as collateral when necessary. The market value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $1.2 billion at December 31, 2004. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these borrowed securities was $254 million at December 31, 2004.

Client trade settlement — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. Schwab may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary. Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge securities with a market value of $13.8 billion at December 31, 2004. The market value of Schwab's client securities pledged to fulfill the short sales of its

clients was $1.2 billion at December 31, 2004. The market value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales was $15 million at December 31, 2004. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The market value of these pledged securities was $8 million at December 31, 2004. Schwab may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The market value of these pledged securities to the OCC was $365 million at December 31, 2004.

Financial instruments held for trading purposes — Schwab maintains inventories in securities on a long and short basis relating to its fixed income operations. Schwab could incur losses or gains as a result of changes in the market value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by Schwab.

Resale agreements — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2004, the market value of collateral received in connection with resale agreements that is available to be repledged or sold was $13.4 billion.

Concentration risk — Schwab's most significant concentration of risk is its exposure to securities issued by the U.S. Government and its agencies (U.S. Government). Schwab's direct market risk exposure, primarily from investments in U.S. Government treasury securities, amounted to $33 million at December 31, 2004. Schwab maintains indirect exposure to U.S. Government securities held as collateral to secure its resale agreements. Schwab's primary credit exposure on these resale transactions is with its counterparty. Schwab would have exposure to the U.S. Government securities, only in the event of the counterparty's default on the resale agreements. Securities issued by the U.S. Government held as collateral for resale agreements at December 31, 2004 totaled $13.4 billion.

15. Geographic Concentration

At December 31, 2004, approximately 26% of Schwab's total client accounts were located in California.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 23, 2005

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the Company) for the year ended December 31, 2004, on which we issued our report dated February 24, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP